From:     Jonathan Schoonmaker [schoon@marimba.com]
Sent:     Wednesday, May 16, 2001 12:10 PM
To:       All
Subject:  Option position


Hi Everyone,

Over the next couple of days, each of you should be receiving a personal summary of your stock option status. This should help you understand your current position with regard to deciding if you want to participate in the option exchange program.
For those of you in the field, the summary is being sent to your offices tonight, Mountain View employees will be receiving it via interoffice mail today.

The "personnel option status" will summarize each option grant you have received, option date, Type of options (Non-qualified or ISO), Shares granted, price, shares exercised, shares vested (as of May 25, 2001), Shares Unvested, outstanding and exercisable.

If you have any questions regarding this or the exchange program please do not hesitate to give me a call.

Regards,

Jonathan

Jonathan Schoonmaker
Vice President, Human Resources
marimba, Inc.

(650)930-5454
Schoon@marimba.com